April 25, 2012

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.  20549

Attn:

Loan Lauren P. Nguyen,  Special Counsel

Re:

New Global Energy, Inc.

Registration Statement on Form S-1/A Amendment No 2

File No. 333-179669

Response to Comments as to Form S-1/A Amendment No. 1 dated April 13, 2012

Ladies and Gentlemen:

This letter is in response to your letter of April 13, 2012 and refers to your letter and the Form S-1/A Amendment No. 2 filed in conjunction with this response We have numbered our responses to relate to the paragraph number in your comment letter.

1.

While the Company is a development stage company, it is not a  “shell” company as it has since its inception in January of 2012 had a very specific purpose and plan of operation and has been conducting  significant and material operations pursuant to its business plan including:

a.

Planning and layout of the Company’s Energy Cell design which is 15% complete.

b.

Research and Development necessary for further development and construction of the Company’s  Energy Cell including irrigation techniques, optimal pond size and materials selection and climate and location preferences for both aquaculture and agriculture components, equipment availability and selection and identification of seed preferences and preferences for  fish stock, which is 5% complete.

c.

Investigate the availability of land for the Company’s first Energy Cell in selected areas and identify prospects and their costs and investigate  various lease and purchase arrangement and available financing.

d.

Identify and examine sources of supply for jatropha seeds for initial planting,  fish stock and fish foods sources.

e.

Conduct site visits to existing aquaculture and agriculture operations and conduct interviews with operators and consultants.

f.

Review and analyze available solar power system technologies and comparable economics associated with each and their application to the Company’s Energy Cell.   This is more than 10% complete.

g.

Negotiate and close initial loan transaction and conduct various administrative components  of the Company’s operations.  The loan is closed and other components are ongoing.

While these are early stage start up operations,  they are not nominal and are necessary  to the conduct of the Company’s business plan.  The  Securities and Exchange Commission in its Release No. 33-8869[1] which defines shell company specifically said that the definition of a “shell” company “is not intended to capture a “startup company” or in other words a company with limited operating history in the definition of a reporting or non reporting shell company, as we believe that such a company does not meet the condition of having no or nominal operations.”

Clearly the Company is at the stage included in the Commissions expressed intention.   We have made no changes in the document with regard to this item.

2.

Per your comment,  we have included brief definitions of the words to which you refer and similar phrases in the Prospectus Summary and in the Business sections of the document  in the first instance used.

3.

We have numbered this amendment to indicate that it is Amendment No. 2.

4.

We have limited the Prospectus cover page to one page per your comment.    This was done previously but apparently the file translation used by the filing agent  dropped out page breaks.   We will work with the filing agent to try and assure that it does not happen with this amendment.

5.

Per your comment,  we have added the language “there will be no extensions of the offering period” to the “Terms” section of the Prospectus Summary and to the second paragraph in the “Plan of Distribution”.

6.

Per your comments in paragraph 6,  we have added a new paragraph after the first paragraph of the Prospectus Summary and in the Plan of Operation which more clearly discloses that the Energy Cell plan has not been completely developed and that  neither operations to produce power have commenced nor has the company sold products into the market or received any revenues.   In addition, we have expanded the eight item section related to planning in the Prospectus Summary and Business sections to include project time from to implement each of these items as well as projected cost and percent of each item which has been completed.

7.

Per your comment, we have added additional disclosure paragraphs  after the list referenced above  in the Prospectus Summary and the Business section which expand on the liquidity issue and projected funds needed  to implement additional specific portions of the business plan.

8.

We have added a paragraph in the Prospectus Summary and in the Business section indicating the work done by management and the intent of management to hire industry experts   on a contract basis to  consult on various technical aspects of the Company’s operation.

9.

With regard to your comments in paragraph 9, our auditors made an evaluation pursuant to paragraph 3a of the Statement of Accounting Standard 59 that there was not substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time not to exceed one year.   As of January 31, 2012, the Company had $6,700 in cash.   The only debt was $5,000 drawn against a $100,000 Note which was not due for two years.  The  Company had at the time $95,000 remaining available under this Loan which when drawn would not be due before two years and finally,  the Company was in the process of  pursuing a public offering of its securities.

Paragraphs 10 & 11 that you refer to in your comment are sequential  considerations for the auditor to review if he makes a negative consideration in the  preceding paragraph.   If his determination in paragraph 3a. was negative then the guidance would refer him to paragraph 3b., if negative there, then to 3c. etc.

10.

Because of the comments in the preceding paragraph,  we did not make any changes pursuant to your comment in paragraph 10,

11.

Per your comment in Paragraph 11,  we have inserted language in paragraph three of the Prospectus Summary and in the first paragraph of “Liquidity and Capital Resources” indicating that these “non cash contributions include administrative services,  office space, telephone, computer use and other ordinary and necessary business services involved in company operations.   There are no written agreements in place to continue these contributions and the Company believes that it could continue its rate of operations for six months with or without further management contributions.”

12.

Per your comment,  we have added a paragraph to the Prospectus Summary and the Liquidity and Capital Resources  sections which discusses the post offering “burn rate” indicating that the Company’s expected rate of cash outlays for operating expenses or “burn rate” is subject to the availability of capital received from this offering or other sources and directly impacts the speed with which it will implement its business plan.  In the event that the Company receives half of the total proceeds from this offering it would expect its monthly burn rate to be approximately $15-20,000 plus third party project expenditures referred to below.   In the event that it receives all of the proceeds from this offering,  it would expect this expenses to be $20-30,000 per month plus third party project expenditures.  (See “Use of Proceeds”).   Management expects to require form $400-600,000 to execute its business plan during the 12 months  following the date of this prospectus and an additional $200-400,000 for the 6-12 months following the first 12 months (see “Plan of Operation”) and “As of March 31, 2012, the Company had $39,784.49 in cash on hand, having drawn down on a portion of the proceeds of the loan referenced above, sufficient funds to continue beyond 12 months at the present burn rate.”

13.

In response to your comments in paragraph 13:    as with any company in its growth and development phase,  the pace of growth is dependent upon the Company’s ability to raise capital.   The current rate of operation could be sustained with cash on hand and  the proceeds of the $100,000 note for in excess of 12 months.  If the Company were to receive $375,000 from this offering,  it would proceed with its business plan at a pace faster than current operations and covering those items in paragraph five of the Prospectus Summary and these funds would be sufficient to carry that level of operation for 12 months.

14.

Per your comment,  we have added a Company telephone number to the Prospectus Summary.

15.

Pursuant to your comment in paragraph 15, we have added a risk factor relating to the increased costs as result of operating as a public company,  including an estimate of those costs and a possible impact on the shareholder.

16.

In response to your comments in paragraph 16:  the Company is currently developing designs and specifications for its Energy Cell operation which it treats as proprietary.    All of this intellectual property which is required to conduct and implement the Company’s business plan is owned or in development by the Company.

17.

We have reviewed the matter of environmental compliance for agricultural and aquaculture operations and believe that there are no extraordinary costs specifically associated with any permits or that  they would not be material.    There are not other extraordinary permits required to operate the anticipated facilities other than local building permits and business licenses which vary from location to location and are not anticipated to be a material impediment to the Company’s ability to pursue its business plan.

18.

We have removed the first line of the risk factor referred to in your comment 18 and have added language discussing the limited experience of management in renewable energy, agriculture and aquaculture.

19.

With regard to your comments in paragraph 19,  we have changed some of the terms to make them more consistent with other language in the document.   We have changed “demonstration facility” to “single cell facility” and  “commercial production” to “multiple energy cell”.     In addition,  we have expanded the discussion to include the cost associated with a single cell facility and that the results from the operation of the single cell facility will be necessary in other to determine the optimum size of a multiple energy cell facility.

20.

Pursuant to your comments in paragraph 11, we have revised and expanded this risk factor to include pre and post offering burn rate and cash on hand and the near and long term financing requirements as we know them.

21.

Pursuant to your comment in paragraph 21,   we have again removed this language from the text from the file.  We will work with our filing agent to try and make sure that it is removed from the filing.

22.

Pursuant to your comments in paragraph 22 we have corrected the scriveners error on page prior page 6 to reflect 1,750,000 shares,  the correct number outstanding prior to the offering.

23.

Pursuant to your comment in paragraph 23,  we have added a new paragraph after the second paragraph of the Business section which more clearly discloses that the Energy Cell plan has not been completely developed and that  neither operations to produce power have commenced nor has the company sold products into the market or received any revenues.   In addition, we have expanded the eight item section related to planning in the Plan of Operation section to include project time from to implement each of these items as well as projected cost and percent of each item which has been completed.

24.

Pursuant to your comments in paragraph 24,  we have added specific statements in the Company section indicating that the global energy plantation concept  has not been developed or commercialized.    As well, we have added a definition of “synergistic agriculture and aquaculture as we understand it.

25.

In response to your comments in paragraph 25:  the Company is currently developing designs and specifications for its Energy Cell operation which it treats as proprietary.    All of this intellectual property which is required to conduct and implement the Company’s business plan is owned or in development by the Company.

26.

Pursuant to your comments in paragraph 26,  we have added language beginning with the third sentence of the new third paragraph of the Company Section.

27.

Pursuant to your comments in paragraph 27, we have identified the present status of cell design as well as additional design and data which the Company expects to complete in order to pursue its plan.

28.

Per your comments in paragraph 28,  we have expanded the eight item section related to planning in the Prospectus Summary and Business sections to include project time  to implement each of these items as well as projected cost and percent of each item which has been completed.  We have additional disclosure paragraphs  after the list referenced above  in the Business section which expand on the liquidity issue and projected funds needed  to implement additional specific portions of the business plan.

29.

Per your comments in paragraph 29, we have expanded the discussion in the Plan of Operation section with regard to cuttings to indicate the number of acres  allocated to jatropha plantings and the forecasted harvest and sale of cuttings once  per year subject to the  growth and production of the plants and the existence of  a market for cuttings.

30.

Per you comments in paragraph 30, we have added the allocation of  30 of the 40 acres to jatropha plantings.

31.

As a result of your comments,  we have expanded the discussion in paragraph 31 to include more information along with references to sources for data used.

32.

Per your comments in paragraph 32,  we have expanded the language in the ninth paragraph to  include anticipated pricing that the company expects to receive for its fish production.

33.

Pursuant to your comments in paragraph 33,  we have expanded our discussion in the Liquidity and Capital Resources section to include near and long term financing requirements.

34.

We have expanded the Management section to include a discussion of the specific experience, qualifications, attributes and skills leading to the conclusion that each of the directors should serve as a director.

35.

Pursuant to your comments in paragraph 35,  we have deleted references to “sole officer-director throughout the document.

36.

Per your comments in paragraph 36,   we have dated the Security Ownership of Certain Beneficial Owners and Management as of March 31, 2012.

37.

The Exhibit index has been undated to list all exhibits filed with the registration statement included exhibits amended pursuant to comments in this document.

38.

Pursuant to your comments in paragraph 38,  undertakings have been amended to include the undertaking set forth in Item 512(a)(6)(iii) or Regulation S-K.

39.

Per your paragraph 39, signatures have been updated.

40.

Pursuant to your paragraph 40,  Exhibit 5.1 has been updated to include opinions on the legality of Units, Shares, A Warrants, B Warrants and  additional shares underlying those warrants.

41/42

Regarding Exhibit 10.1, an amended note with appropriate issue date has been executed and filed.

43.

Exhibit 10.2 has been re executed with the appropriate date and filed.

44.

Further, please consider this a request for acceleration of the effective date of the registration statement referred to the earliest date and time acceptable to the commission  after adequate time for review after the receipt of this letter.

The Company acknowledges

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may no assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or requests, please contact the undersigned at 321 636 5804.   Thank you  for your efforts and attention regarding this matter.

Very truly,

Perry Douglas West